

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

March 23, 2009

Via Mail and Fax

Marsha C. Williams
Senior Vice President and Chief Financial Officer
Orbitz Worldwide, Inc.
500 W. Madison Street, Suite 1000
Chicago, IL 60661

> **RE: Orbitz Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 001-33599**

Dear Ms. Williams:

We have reviewed your correspondence dated March 6, 2009, and have the following comments. We are asking you to provide us with further information. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K For the Year Ended December 31, 2007

Management's Discussion and Analysis, page 37
Results of Operations, page 40

1. Refer to your response to our prior comment number 1 in regard to your accounting policy for revenue recognition of merchant air transactions. Please explain to us the basis for the inconsistent policy between domestic and international brands, where air revenue was recognized at the departure date for domestic brands and at the time of booking for international brands. It appears a reason for the different treatment was due to differing levels of post booking services provided between domestic and international brands. Please explain to us the type of post booking services provided to each brand and how the level of services differed between them sufficient to justify the propriety of the recognition of revenue for each. In particular, explain why services were considered not inconsequential for domestic brands but apparently were considered inconsequential for international brands. Also, tell us the period of time that the inconsistent treatment existed.

2. In connection with the preceding comment, you state that during the year ended December 31, 2008 you determined, as a result of new information, that the post

booking services for merchant air transactions for domestic brands were inconsequential. Please explain to us the basis for your conclusion, including what new information became available. In this regard, tell us whether the level of services changed from that previously rendered, and if so, how.

3. As a result of your new determination indicated in the preceding comment, during 2008 you changed the accounting practice for merchant air transactions for domestic brands to recognize revenue at the booking date from that as previously recognized at the time of departure. Please tell us when the new practice went into effect. Further, you state this change in practice had an immaterial impact. Please explain to us the basis for your conclusion. Provide us with any analysis you performed in arriving at your conclusion that quantifies the impact on all periods affected. In addition, please explain to us your consideration of the application of FAS 154 in regard to this change in accounting practice.

4. Refer to your response to our prior comment number 3. We understand you consider dynamic vacation packages to be one product, and this is why you report the revenues from such packages as "non-air." However, since the packages include air travel, and you present a separate "air" revenue category, it is not clear to us why a portion of the package attributed to the air portion is not reported in the "air" revenue category, accompanied by disclosure of the basis for allocating revenue of the package to the air component. Under your current presentation, readers of your financial statements are not able to discern the total amount of your revenues associated with air travel. Please advise.

You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief